



3-22-04

Uf 3-11-04

04003715

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48501

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Teckmeyer Financial Services, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11104 John Galt Boulevard
(No. and Street)

Omaha   Nebraska   68137
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dana F. Cole & Company, LLP
(Name – *if individual, state last, first, middle name*)

1248 O Street, Suite 500   Lincoln   Nebraska   68508
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Thomas M. Teckmeyer_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Teckmeyer Financial Services, L.L.C._____ , as of __December 31_____ , 20 _03___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TECKMEYER FINANCIAL SERVICES, L.L.C.

OMAHA, NEBRASKA

FINANCIAL STATEMENTS

DECEMBER 31, 2003

DANA F. COLE & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

TECKMEYER FINANCIAL SERVICES, L.L.C.
TABLE OF CONTENTS

DANA F. COLE & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS
1248 O STREET, SUITE 500
LINCOLN, NEBRASKA 68508

INDEPENDENT AUDITORS' REPORT

Members
Teckmeyer Financial Services, L.L.C.
Omaha, Nebraska

We have audited the accompanying statement of financial condition of Teckmeyer Financial Services, L.L.C. as of December 31, 2003, and the related statements of income and members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Teckmeyer Financial Services, L.L.C. as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages 10 through 12 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dana F. Cole + Company, LLP

Lincoln, Nebraska
February 9, 2004

1

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CURRENT ASSETS
Cash in bank	238
Temporary investments	70,780
Commissions receivable	29,888
Interest receivable	1,438
Employee receivables	1,868
Prepaid expenses	. 17,640
Total current assets	121,852

FURNITURE AND EQUIPMENT
Furniture and fixtures	33,645
Office equipment	10,119
Computer equipment	30,386
	74,150
Less accumulated depreciation	(56,132)
Total furniture and equipment	18,018

OTHER ASSETS
Deposit with clearing organization	25,000

TOTAL ASSETS	164,870

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES
Accounts payable	16,927
Salaries and commissions accrued	34,045
Taxes accrued	2,295
Total current liabilities	53,267

MEMBERS' EQUITY
Members' equity	111,603

TOTAL LIABILITIES AND MEMBERS' EQUITY	164,870

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDING DECEMBER 31, 2003

REVENUES
Commissions	851,095

EXPENSES
Advertising	7,072
Commissions	414,233
Computer expense	17,103
Contract labor	9,600
Correspondent fees	47,960
Depreciation	6,109
Donations	4,756
Dues and subscriptions	1,450
Entertainment	1,269
Insurance	31,897
Miscellaneous	185
Outside services	580
Pension expense	2,344
Postage	3,479
Printing	2,359
Professional fees	3,116
Registrations and permits	1,981
Regulatory expenses	12,228
Rent	44,343
Repairs and maintenance	7,047
Representative business expense	1,584
Salaries	197,262
Special events - clients	1,033
Supplies	3,589
Taxes	20,964
Telephone	9,511
Training	771
Travel	183
Total expenses	854,008

INCOME (LOSS) FROM OPERATIONS	(2,913)

OTHER INCOME (EXPENSE)
Interest income	20,104

NET INCOME (LOSS)	17,191
MEMBERS' EQUITY, beginning	117,497
Withdrawals	(23,085)
MEMBERS' EQUITY, ending	111,603

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS AND GENERAL CREDITORS
YEAR ENDING DECEMBER 31, 2003

SUBORDINATED LIABILITIES, January 1, 2003

    Increases
       None   - 0 -

    Decreases
       None   - 0 -

SUBORDINATED LIABILITIES, December 31, 2003   - 0 -

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDING DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES

Commissions received	861,319
Interest received	20,203
Cash provided by operating activities	881,522
Cash paid for salaries and commissions	611,921
Cash paid for operating expenses	239,464
Cash disbursed for operating activities	851,385
Net cash used in operating activities	30,137

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of furniture and equipment	(3,827)
Net cash used in investing activities	(3,827)

CASH FLOWS FROM FINANCING ACTIVITIES

Members' withdrawals	(23,085)
Net cash used in financing activities	(23,085)
NET DECREASE IN CASH	3,225
CASH AND TEMPORARY INVESTMENTS, beginning of year	67,793
CASH AND TEMPORARY INVESTMENTS, end of year	71,018

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDING DECEMBER 31, 2003

Reconciliation of Net Income (Loss) to Net Cash
  Provided by Operating Activities

Net income (loss)	17,191
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
Depreciation and amortization	6,109
(Increase) Decrease in:	
Commissions receivable	10,224
Interest receivable	99
Employee receivables	(634)
Prepaid expenses	(1,383)
Increase (Decrease) in:	
Accounts payable	10
Salaries and commissions accrued	(426)
Taxes accrued	(1,053)
Total adjustments	12,946
Net cash used in operating activities	30,137

See accompanying notes to financial statements.

6

TECKMEYER FINANCIAL SERVICES, L.L.C.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Teckmeyer Financial Services, L.L.C. (Company) is registered as a broker-dealer in securities under the Securities Exchange Act of 1934.

The Company is a small brokerage firm located in Omaha, Nebraska, whose principal business activity is the trading of securities and mutual funds on behalf of clients. The Company's revenues are derived primarily from commission revenues from the trading of these securities and mutual funds.

Organization

Teckmeyer Financial Services, L.L.C. is organized as a limited liability company in the State of Nebraska. The period of duration or life of the Company is thirty years ending May 1, 2025.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Temporary Investments

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Commissions Receivable

Commissions receivable have been adjusted for all known uncollectible accounts. No allowance for bad debts is considered necessary at year end.

Property and Equipment

Property and equipment are stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation

The Company provides for depreciation of property and equipment using annual rates which are sufficient to amortize the cost of depreciable assets using the straight-line method over their estimated useful lives which range from 3 to 10 years.

Organization Costs

Costs incurred in organizing the Company have been capitalized and are being amortized over five years.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Therefore, the income and expenses of the Company are reported on the individual member's personal income tax returns. Accordingly, the financial statements do not include any provision for income taxes.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $7,072 for the year ended 2003.

NOTE 2.   TEMPORARY INVESTMENTS

Temporary investments include funds in money market accounts and certificates of deposits.

NOTE 3.   LEASES

The Company leases office space from Design Basics, Inc. The lease expires February 28, 2005.

The following is a schedule of future minimum rental payments required under the lease as of December 31, 2003:

2004	44,343
2005	7,391
	51,734

NOTE 4. RETIREMENT PLAN

The Company maintains a 401(k) salary reduction plan for all eligible employees. Employees are eligible to participate in the plan upon completion of one year of service. Employer contributions are made based on a percentage of the participants' wages. The Company's expense was $2,344 for 2003.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that members' equity may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $62,828 which was $12,825 in excess of its required net capital. The Company's net capital ratio was .85 to 1.

NOTE 6. BRANCH OFFICE AGREEMENT

On April 20, 2000, the Company entered into a branch office agreement with Midwest Capital, Inc. Under the terms of the agreement, Midwest Capital, Inc. shall become a branch office of the Company within the meaning of NASD Rule 3010(g)(2) and shall be subject to the supervision by the Company in respect to the applicable federal and state securities and insurance laws and regulations.

Under the terms of the agreement, the Company will provide its supervision, products and services to Midwest Capital, Inc. and each broker of Midwest Capital, Inc. will become an independent contractor of the Company. As compensation for its services, the Company will be paid 12.5% of all gross commission revenue from Midwest Capital, Inc.

The agreement is for a one year period and may be terminated upon ninety (90) days written notice by either party. The agreement is automatically renewable for additional one year periods.

ACCOMPANYING INFORMATION

TECKMEYER FINANCIAL SERVICES, L.L.C.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2003

NET CAPITAL

Total members' equity		111,603
Deduct members' equity not allowable for net capital		
Total members' equity qualified for net capital		111,603

Add:
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
B. Other (deductions) or allowable credits		
Total capital and allowable subordinated liabilities		111,603

Deductions and/or charges
A. Nonallowable assets		
Accounts receivable employees	1,868	
12b-1 and insurance fees receivable	6,432	
Prepaid expenses	17,640	
Furniture and equipment	18,018	
B. Other deductions and/or charges		
Insurance	4,000	47,958
Net capital before haircuts on securities positions		63,645

Haircuts on securities
A. Trading and investment securities		
Other securities	577	
B. Other		
Certificate of deposit	240	817

NET CAPITAL		62,828

AGGREGATE INDEBTEDNESS
Items included in statement of financial condition	
Accounts payable	16,927
Salaries and commissions accrued	34,045
Taxes accrued	2,295
Items not included in statement of financial condition	
None	
Total aggregate indebtedness	53,267

TECKMEYER FINANCIAL SERVICES, L.L.C.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
Minimum net capital required
    Company   50,000

Excess net capital at 1500%   12,828

Excess net capital at 1000%   57,501

Ratio: Aggregate indebtednes to net capital   .85 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
Net capital, as reported in Company's Part II (unaudited)
    FOCUS report   62,836
Audit adjustments:
    Increase in certificate of deposit   673
    Increase in savings account   9
    Decrease in interest receivable   (672)
    Increase in employee receivable   740
    Decrease in prepaid expense   (740)
    Increase in accounts payable   (18)

Net capital per audited financial statements   62,828

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT ON EXEMPTION UNDER SEC. RULE 15c3-3
AS OF DECEMBER 31, 2003

Teckmeyer Financial Services, L.L.C. is exempt from rule 15c3-3 under its following rule section:

C(K)(2)(ii) - All customer transactions are cleared through another broker - dealer on a fully disclosed basis.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
STRUCTURE REQUIRED BY SEC RULE 17a-5

Members
Teckmeyer Financial Services, L.L.C.
Omaha, Nebraska

In planning and performing our audit of the financial statements and supplemental schedules of Teck-meyer Financial Services, L.L.C. for the year ended December 31, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and proce-dures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic compu-tations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reason-able but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dana F Cole + Company, LLP

Lincoln, Nebraska
February 9, 2004